Exhibit 21.1

List of Subsidiaries of the Registrant

Name	Jurisdiction of Organization or Incorporation

Planet Payment Asia Pacific Pte Ltd	Singapore

Planet Technology Services, LLC	Delaware

Planet Payment Solutions, LLC	Delaware

Planet Payment Processing Services, Inc.	Delaware

Planet Payment Canada Inc.	Canada

Planet Group, Inc.	Delaware

Planet Payment Bermuda Ltd.	Bermuda

Planet Payment (Europe) Limited	England

Planet Payment.ie Limited	Ireland

Planet Payment (Hong Kong) Limited	Hong Kong

Planet Payment IT Services Shanghai Limited	China

Planet Payment (I.O.M.) Limited	Isle of Man